January 21, 2008

VIA EDGAR CORRESPONDENCE FILING, FACSIMILE AND FEDERAL EXPRESS
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Investors Title Company (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 9, 2007
File No. 0-11774

Dear Mr. Rosenberg:

This letter is in response to the follow-up comments received from Ibolya Ignat of the Securities and Exchange Commission Staff delivered to us over the telephone on January 8, 2008, to the Company’s responses on our above referenced filing to your letter dated November 21, 2007.  This letter responds to your most recent comments.  A courtesy copy of this letter is being submitted to the Staff by facsimile delivery. The Company’s responses are numbered to correspond to the numbered comments from the Staff’s comments.  For ease of reference, we have transcribed your verbal comments below, followed by the Company’s response.  To the extent that text from the original response filed on December 6, 2007 is still applicable, it is included within this letter.  Additions to the Company’s original responses that address the verbal comments of January 8, 2008 are underlined.

The Company intends to provide the additional disclosures noted below in its Form 10-K for the year ended December 31, 2007.  The Company believes the additional disclosures provided below would not materially alter the information provided in the 2006 Form 10-K as originally filed.

Exhibit 13
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 1
Critical Accounting Estimates and Policies, page 2
Reserve for Claim Losses, page 2

Comment 1:
Please refer to response to comment 1. We do not believe that deleting reference to “independent” or “external” when referring to your independent actuary addresses our comment.  Please either name the actuary or specifically clarify that you are using an internal actuary, if such is the case.

Letter to Jim B. Rosenberg
January 21, 2008

Response:
This item responds to comments received during a discussion with Mary Mast and Ibolya Ignat of the SEC Staff on January 9, 2008 regarding the Company’s reference to an actuary.  The Company is ultimately responsible for its reserve for claim losses.  Accordingly, commencing with its Form 10-K for the fiscal year ended December 31, 2007 and in future 10-K and other SEC filings, the Company will revise its disclosure of Critical Accounting Estimates related to reserve for claim losses to delete reference to use of an actuary without deleting the discussion of the actuarial methods utilized.

Comment 2:
Please refer to response to comment 2.  Revise your disclosure to explain why use of a relatively constant loss provision rate for the years December 31, 2006 and 2005 and 2004 was considered appropriate in light of the material prior period movements disclosed.  We noted material redundancies in 2006 and 2005.  This disclosure was requested in the last sentence of our original comment 2.

Response:
As disclosed in the Company’s Management’s Discussion and Analysis included in Form 10-K for the year ended December 31, 2006, management considers factors such as historical claims experience, case reserve estimates on reported claims, large claims, actuarial projections and other relevant factors in determining its loss provision rates and the expected liability for claims.

The Company proposes to add the following disclosure in its Management’s Discussion and Analysis commencing with its Form 10-K for the year ended December 31, 2007.  Please note that some of the following information is not new and was disclosed in the Company’s 2006 Form 10-K, and is included for the purpose of setting forth text of the proposed disclosure.

The Company initially reserves for each known claim based upon an assessment of specific facts and updates the reserve amount as necessary over the course of administering each file.  In determining its incurred but not reported claims (“IBNR”), the Company assumes future losses will be consistent with historical data, unless factors become known which indicate otherwise.  Loss ratios for earlier years tend to be more reliable than recent policy years as they are more fully developed. Management also relies on historical loss emergence and premium volume in estimating loss ratios.  In making estimates, the Company determines a loss provision rate, which it then applies to net premiums written in calculating its loss provision.  Provisions for title losses, as a percentage of net premiums written, were 10.5%, 10.7% and 11.1% for the years ended December 31, 2006, 2005 and 2004, respectively.  The Company reduced its loss provision rate slightly in 2005 and 2006 relative to 2004 in recognition of favorable claims experience during 2005 and 2006.

In 2006, the favorable experience was primarily because of a reduction in large claim activity for policy year 2005.  The Company defines a large claim as one where incurred losses exceed $250,000.  The reduction in the loss provision in 2005 and 2006 from the 2004 level resulted in approximately $716,000 (387,000 for 2006 and $329,000 for 2005) less in reserves than would have been recorded at the higher 2004 level.  The primary reason that the loss rate was not reduced more in 2006 is because a higher loss rate was estimated for policy year 2006 due to an increase in claims activity late in the calendar year.  In 2005, management lowered the loss rate to 10.7%.  Even though there was favorable experience for policy year 2003, a higher loss ratio was expected for policy year 2005 because trending market conditions indicated policy year 2005 to be worse than policy year 2004.  Management considers the loss provision ratios for 2006 and 2005 to be appropriate given the long-tail nature of title insurance claims and the inherent uncertainty in title insurance claims emergence patterns.

Letter to Jim B. Rosenberg
January 21, 2008

The key assumptions that materially affect the reserve estimates follow:

The Company assumes the aggregate reported liability for known claims and IBNR, in the aggregate, will be comparable to its historical claims experience unless factors, such as loss experience, change significantly.  The factors the Company considered did not cause any of its key assumptions to change from assumptions used in the immediately preceding period, as its loss ratio as a percentage of net premiums written remained relatively constant with the exception of slight reductions due to favorable claims experience in 2006 and 2005.  Also affecting the Company’s assumptions are large losses related to fraud and defalcation, as these can cause significant variances in loss emergence patterns which could significantly impact the claims provision.

Management considers actuarial analyses in evaluating claims reserves.  The actuarial methods used to evaluate reserves are loss development methods, expected loss methods, and Cape Cod methods, all of which are accepted actuarial methods used to estimate ultimate losses and, therefore, loss reserves.  In the loss development method, each policy year’s paid or incurred losses are projected to an “ultimate” level using loss development factors.  In the Cape Cod method, expected losses for one policy year are estimated based on the loss results for the other policy years, trended to the level of the policy year being estimated.  Expected loss methods produce more stable ultimate loss estimates than do loss development methods, which are more responsive to the current loss data.  The Cape Cod method, a special case of the Bornhuetter-Ferguson, blends the results of the loss development and expected loss methods.  For the more recent policy years, more weight is given to the results of the expected loss methods.  For the older policy years, more weight is given to the loss development method results.

The key actuarial assumptions are principally loss development factors and expected loss ratios.  The selected loss development factors are based on a combination of the Company’s historical loss experience and title industry loss experience.  Expected loss ratios are estimated for each policy year based on the Company’s own experience and title industry loss ratios.  When updated data is incorporated into the actuarial models, the resulting loss development factors and expected loss ratios will likely change from the prior values.  Changes in these values from 2004 through 2006 have been the result of actual Company and industry experience during the calendar year and not to any explicit changes in assumptions.

Movements in the reserves related to prior periods were primarily the result of changes to estimates to better reflect the latest reported loss data, rather than a result of material changes to underlying key actuarial assumptions or methodologies.  In calendar year 2006, the Company incurred lower than expected large claims payments for policy year 2005.   In calendar year 2005, the Company incurred lower than expected large claims payments for policy year 2003 and additionally, overall claim payments indicated that policy year 2003 was trending more favorably than originally anticipated.  Since the favorable variances for policy years 2005 and 2003 relate to recent policy years and are therefore not fully developed, there will be further development that could be favorable or unfavorable.

Letter to Jim B. Rosenberg
January 21, 2008

In recent years, the Company has generally followed the same methodology for estimating loss reserves.  The loss provision rate is set to provide for losses on current year policies and to provide for estimated positive or negative development on prior year loss estimates.  The Company continually updates and refines its reserve estimates as current experience develops and credible data emerges.  Changes in the expected liability for claims for prior periods reflect the uncertainty of the claim environment, as well as the limited predicting power of historical data.  Adjustments may be required as new information develops which varies from past experience.

Comment 3.
Refer to your response to comments 3 and 4. Revise your proposed disclosures in the critical accounting section of the MD&A and Footnote 6 to consolidated financial statements to better explain the reason for the change in reserve estimates for all periods presented.  Your current disclosure appropriately identifies the policy years the changes relate to, however, it does not explain the actual reason for the lower than expected payments experienced for policy years 2005 and 2003.

Response 3:
The Company proposes to add the following disclosure in its Management’s Discussion and Analysis commencing with its Form 10-K for the year ended December 31, 2007.  Movements in the reserves related to prior periods were primarily the result of changes to estimates to better reflect the latest reported data, rather than as a result of material changes to underlying key actuarial assumptions or methodologies.  Such changes include payments on claims closing during the year, new details that emerge on still-open cases that cause claims adjusters to increase or decrease the case reserve and the impact that these types of changes have on the Company’s total loss provision or IBNR.  The change in estimate for calendar year 2006 resulted primarily from lower than expected large claims payments for policy year 2005 and the change for calendar year 2005 resulted primarily from lower than expected overall claim payments, including large claims, for policy year 2003. A large claim is defined as a claim with incurred losses exceeding $250,000.  Due to the small volume of large claims, the long-tail nature of title insurance claims and the inherent uncertainty in loss emergence patterns, large claim activity can vary significantly between policy years.  The estimated development of large claims by policy year is therefore subject to significant changes as experience develops.

As the latest available claims experience develops and new information becomes available, the loss reserve estimate related to prior periods will change to more accurately reflect updated and improved emerging data.  By their nature, title claims can often be complex, vary greatly in dollar amounts, vary in number due to economic and market conditions, such as an increase in mortgage foreclosures, and involve uncertainties as to ultimate exposure.  The payment experience may extend for more than twenty years after the issuance of a policy.  In addition, some claims may require a number of years to settle and determine the final liability for indemnity and loss adjustment expense.  Therefore, title insurance reserve estimates are subject to a significant degree of inherent variability. Although the Company believes that the reserve for policy and contract claims is reasonable, it is possible that its actual incurred policy and contract claims will not conform to the assumptions inherent in the determination of these reserves.  Accordingly, the ultimate settlement of policy and contract claims may vary from the reserve estimates included in the Company’s financial statements. The Company reflects any adjustments to reserves in the results of operations in the period in which new information (principally claims experience) becomes available.

Letter to Jim B. Rosenberg
January 21, 2008

Consolidated Financial Statements
Notes to Consolidated Financial Statements, page 16, Note 6
Reserves for Claims, page 22

Response 4:
The Company proposes to add the following disclosure in its Reserves for Claims Note commencing with its Form 10-K for the year ended December 31, 2007.  The Company continually refines its reserve estimates as current loss experience develops and credible data emerges.  Movements in the reserves related to prior periods were primarily the result of changes to estimates to better reflect the latest reported loss data.  Lower than expected loss payment experience was the primary reason for decreases in the Company’s loss provision in prior years.

The change in estimate for calendar year 2006 resulted primarily from lower than expected large claims payments for policy year 2005 and the change in estimate for calendar year 2005 resulted primarily from lower than expected overall claim payments, including large claims, for policy year 2003.  Due to variances between actual and expected loss payments, loss development is subject to significant variability. A large claim is defined as a claim with incurred losses exceeding $250,000.  Due to the small volume of large claims, the long-tail nature of title insurance claims and the inherent uncertainty in loss emergence patterns, large claim activity can vary significantly between policy years.  The estimated development of large claims by policy year is therefore subject to significant changes as experience develops.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 919-968-2200 if you have further questions or comments.

Sincerely,
/s/ James A. Fine, Jr.
James A. Fine Jr.
President and CFO

cc:	Ibolya Ignat, Staff Accountant (via facsimile)
Securities and Exchange Commission